Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: May 31, 2004	No. 10/04

IAMGOLD ANNOUNCES THAT IT DOES NOT INTEND TO PURSUE THE GOLDEN STAR RESOURCES PROPOSAL AND CONFIRMS ITS RECOMMENDATION THAT SHAREHOLDERS VOTE FOR THE COMBINATION WITH WHEATON

Toronto, Ontario: May 31, 2004 – The Board of Directors of IAMGOLD Corporation (“IAMGOLD”) today announced that, after careful consideration and consultation with its external financial and legal advisors, IAMGOLD will not be pursuing the proposal delivered to it by Golden Star Resources (“GSR”) on May 27, 2004. The Board also announced that the shareholders meeting to approve the business combination with Wheaton River Minerals Ltd. (“Wheaton”) will proceed as scheduled on June 8, 2004. The Board unanimously confirmed its recommendation that IAMGOLD shareholders vote in favour of the business combination with Wheaton.

IAMGOLD also understands that the Board of Wheaton has determined not to pursue the offer received from Coeur d’Alene Mines Corporation and that Wheaton’s Board has confirmed its recommendation that Wheaton shareholders vote in favour of the Wheaton/IAMGOLD combination.

IAMGOLD believes that its shareholders should continue to have the right to consider and vote upon the Wheaton business combination at IAMGOLD’s shareholder meeting on June 8, 2004.

Joseph Conway, President and CEO of IAMGOLD commented “The objective of the business combination between IAMGOLD and Wheaton River is to give shareholders of the two companies exposure to additional low cost gold production, geographic diversity and a strong balance sheet with exceptional cash flow. These strong fundamentals overwhelmingly exist within the IAMGOLD-Wheaton River transaction.”

William Pugliese, Chairman of IAMGOLD stated “The suggestion of substantial shareholders concern regarding the IAMGOLD-Wheaton transaction appear to be exaggerated as evidenced by current results from voting on the IAMGOLD-Wheaton transaction. Given the level of shareholder support already indicated we remain confident the best interests of shareholders are more properly served by completing the process by voting on the IAMGOLD-Wheaton transaction on June 8th.”

Summary of the Board’s Rationale for not Proceeding with the GSR Proposal

◆	The combination with Wheaton continues to offer the best prospects for long term value.

The Board of IAMGOLD believes that the Wheaton business combination continues to offer the best prospects for long-term value. IAMGOLD entered into the Wheaton transaction after considering the merits of pursuing consolidation opportunities with other industry participants, including GSR.

The IAMGOLD Board believes that the Wheaton business combination affords its shareholders with a superior opportunity to participate in a leading intermediate low cost gold producer. The new company to be created from the combination of IAMGOLD with Wheaton, AXIOM Gold Corporation (“AXIOM”) will be well positioned for internal growth and has the financial strength and flexibility to take advantage of consolidation and acquisition opportunities. The IAMGOLD Board does not believe that the GSR proposal creates the same strategic benefits for IAMGOLD or its shareholders.

◆	The GSR Proposal reduces IAMGOLD’s financial strength.

The combination with Wheaton creates a financially strong company with a cash balance at the time of the June 8th closing of approximately US$300 million. With the development of the Los Filos and Amapari projects the cash position of AXIOM is expected to rise to US$650 million in two years. In contrast, the GSR proposal could result in a cash balance of approximately US$375 million by the end of 2006.

◆	The GSR proposal is dilutive to earnings, cash flow and net asset value per share.

AXIOM represents an opportunity for IAMGOLD to increase its earnings and cash flow per share over the short and long term. On a net asset value per share, the combination with Wheaton does not impact the company’s value in current market conditions and becomes accretive at lower gold prices as a result of AXIOM’s low operating costs.

◆	GSR represents greater project development risk.

Neither IAMGOLD or Wheaton are overly reliant on development projects, currently producing 450,000 ounces and 550,000 ounces of gold per year respectively. Golden Star is a 190,000 ounce per year producer with an additional 275,000 ounces per year expected from its development projects. In that regard, Golden Star’s Wassa project start-up is currently deferred to the third quarter of this year.

◆	The GSR proposal is not a formal offer.

The GSR Proposal is a proposal only, not a formal offer, is subject to due diligence and other unspecified conditions. IAMGOLD understands a regulatory approval process of at least three months is likely required under any transaction with GSR, thereby exposing IAMGOLD shareholders to uncertainty of closing. We note that the Wheaton transaction was announced on March 30, 2004 and the proposal from GSR was only received on May 27, 2004.

◆	The GSR Offer does not constitute a “Superior Proposal” under the Arrangement Agreement with Wheaton.

Under the Arrangement Agreement, neither Wheaton nor IAMGOLD is permitted to negotiate in respect of a competing proposal unless the proposal constitutes a “Superior Proposal”. In the case of IAMGOLD, the GSR Proposal would have to deliver value to the IAMGOLD shareholders of $9.82 or greater in order for it to constitute a Superior Proposal. The GSR Offer does not do so.

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Summary of AXIOM Gold Corporation

IAMGOLD and Wheaton River announced a business combination to be completed by way of a Plan of Arrangement whereby each Wheaton River common share will be exchanged for 0.55 of an IAMGOLD common share. All outstanding warrants of Wheaton River will be exercisable on similar share exchange terms as offered by IAMGOLD for Wheaton River’s common shares (for example 100 Wheaton River warrants with a C$1.65 strike price expiring on May 30, 2007 would be exercisable for 55 IAMGOLD common shares with a C$3.00 strike price expiring on May 30, 2007). The common shares of the new company will continue to trade on the Toronto Stock Exchange and the American Stock Exchange. The new company is to be named AXIOM Gold Corporation (“AXIOM”). The proposed business combination between IAMGOLD and Wheaton River is to be decided at the company’s respective shareholder meetings to be held on June 8, 2004 commencing at 11:00 a.m. EST at the Design Exchange, Toronto Ontario, Canada.

The new company was created based on the ‘axiom’ (a statement universally accepted as true) that for a business to deliver long-term sustainable benefits to its stakeholders, including its shareholders and the communities in which it works, it must generate strong and sustainable cash flow. AXIOM will be unique among its gold mining industry peers in its ability to deliver on this objective, a result of:

◆	its compelling balance of consistent, strong cash flow derived from its attractive, geographically and politically diverse operating interests in seven gold mines located in the Americas, West Africa and Australia;

◆	the potential of its two near-term development projects;

◆	its portfolio of exploration properties and joint ventures; and

◆	its strong balance sheet, cash position and cash flow generating potential that enables it to continue to grow by investing in a balance of acquisitions of gold mining and/or development companies or assets, project development and exploration.

AXIOM’s forecast, annualized 2004 production will be 1.0 million gold equivalent ounces, plus exposure to copper production. Three mines, including the Sadiola mine in Mali, Tarkwa mine in Ghana and the Bajo de la Alumbrera mine in Argentina are world-class with respect to annual production rates, cash operating costs and reserves and resources and are operated by some of the most respected companies and management teams in the industry and are coupled by AXIOM’s strong and consistent, solely owned and operated Luismin mines in Mexico and the Peak mine in Australia. The combined company’s forecast 2004 gold equivalent cash operating costs are estimated to total less than US$100 per ounce. AXIOM will have proven and probable reserves of 9.0 million ounces plus additional measured and indicated resources of 4.4 million ounces and inferred resources of 10.5 million ounces. The new company will have strong operating cash flow and excellent financial flexibility with US$300 million in cash and gold bullion.

AXIOM will have an attractive balance of immediate and near-term production growth through the development of the Amapari project in Brazil, the Los Filos project in Mexico and expansion of the Tarkwa mine in Ghana. These projects are expected to add over 300,000 ounces of annual gold production in 2006 at low cash operating costs. In addition, AXIOM will have a large portfolio of exploration projects in the Americas and West Africa.

Proxy-Voting Procedures

Registered shareholders of IAMGOLD who wish to submit proxies or who have submitted proxies and who wish to revoke their proxies should follow the procedures set forth in the joint

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management information circular dated April 30, 2004 of IAMGOLD and Wheaton. Non-registered shareholders of IAMGOLD who wish to submit proxies or who wish to change voting instructions previously delivered to brokers or other intermediaries through which their IAMGOLD shares are held should contact their brokers or other intermediaries in order to change their voting instructions.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGold and Wheaton, each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact:
Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
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